FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 19 June 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):










                 International Power US Delisting


(London - 19 June 2007) Further to the announcement made on 6 June,2007 "International Power to pursue US Delisting and Deregistration", International Power today announces that it has filed a Form 25 with the Securities Exchange Commission confirming that it will delist from the New York Stock Exchange.

The delisting will occur on 28 June 2007. Subsequent to the delisting, International power intends to maintain its American Depositary Receipt ("ADR") facility with The Bank of New York as a Level 1 programme. This means that International Power's ADRs will be traded on the over-the-counter market. International Power's ordinary shares will continue to trade on the London Stock Exchange.



For further information please contact:

International Power

Investor & Media Contact:
James Flanagan
Telephone: +44 (0)20 7320 8869


About International Power

International Power plc is a leading independent electricity generating company with 29,613 MW gross (18,375 MW net) in operation and 933 MW gross (312 MW net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, France, Germany, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADR's) with ticker symbol IPR. Company website: www.ipplc.com




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary